1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 18, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.01	Announcement on 2023/09/14:	Chunghwa Telecom’s official statement in response to the Fair Trade Committee's press release on September 14th.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2023

Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom’s official statement in response to the Fair Trade Committee's press release on September 14th.

Date of events: 2023/09/14

Contents:

1.
Date of occurrence of the event:2023/09/14

2.
Circumstances of the violation: According to the media coverage, the Company was involved in a concerted action, which is against Fair Trade Act.

3.
Monetary amount of fines: NT$ 40 million fine.

4.
Status of the injunction by the respective competent authority: The Company was fined NT$ 40 million.

5.
Intended improvement measures: The Company will discuss relevant administrative relief measures after receiving the administrative action notice to protect the Company’s interests.

6.
Effect on the Company’s business operations: There’s no material impact on the Company’s business operation and finance.

7.
Any other matters that need to be specified: None